

Robert W. Dixon, Esq.
Vedder, Price, Kaufman & Kammholz, P.C.
222 North LaSalle Street
Chicago, Illinois 60601-1003

Re: Calamos Strategic Total Return Fund
       File Nos. 333-146943, 811-21484
       Calamos Convertible Opportunities and Income Fund
       File Nos. 333-146945, 811-21080
       Calamos Convertible and High Income Fund
       File Nos. 333-146947, 811-21319
       Calamos Global Total Return Fund
       File Nos. 333-146944, 811-21547
       (each a "Fund" and together, the "Funds")

Dear Mr. Dixon:

On October 26, 2007, Calamos Strategic Total Return Fund, Calamos Convertible Opportunities and Income Fund ("Convertible Opportunities"), Calamos Convertible and High Income Fund ("Convertible High Income"), and Calamos Global Total Return Fund ("Global Total Return") each filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act").

The filings are similar in many respects and each seeks to offer on an immediate, continuous or delayed basis common, preferred, or debt securities in one or more offerings. The filings also differ in certain respects, e.g., the type and amount of securities to be purchased. In light of the similarity of the filings, we focused our review on the filing made by Global Total Return. We have combined our comments regarding all four Funds in this correspondence; accordingly, a comment on disclosure that is substantially similar to information in any other filing applies to that other filing as well. Where appropriate, we identified comments applicable to Funds other than Global Total Return.

We will review each Fund's financial statements and other information submitted in subsequent amendments and may have comments regarding that information. Our comments regarding the filings are set forth below.

General

1.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

2.   Explain to the staff whether the Funds will file post-effective amendments in order to sell securities off the shelf or whether they propose to file supplements under Rule 497. If the latter, advise the staff how the legal opinion and financial statements will be updated.

3.   The pricing table on the facing page discloses the amount of securities being registered. Confirm that securities to be used to fulfill any over-allotments will be included in the amount being registered.

4.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example, reformat disclosures appearing in all capital letters on the cover of the Statement of Additional Information and elsewhere in the document. Please use a different means to make the disclosure prominent (e.g., bold). Clarify the types of indices referred to in the following underlined clause: "The Fund may also purchase and sell options on securities indices <u>and other financial indices</u>." (Emphasis added.) Clarify the meaning of the following disclosure: "Their discretionary target bonus is set at a percentage of the respective base salary, ranging from 300% to 600%, with a maximum annual bonus opportunity of 150% of the target bonus." Last of all, confirm that the disclosure in the filing meets the type size requirements of Rule 420 of Regulation C under the Securities Act.

5.   We note that the Funds did not include covers letter with their registration statements indicating the purpose of the filings. In the future, we suggest each Fund include written correspondence with every filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

6.   The facing page indicates that each filing was made under Rule 415. Explain to the staff the enumerated paragraph of the rule upon which the Funds are relying to make the offerings.

Prospectus

7.   Add the underlined clause to the following disclosure captioned "Cautionary Notice Regarding Forward-Looking Statements": "The forward-looking statements contained in this prospectus and any accompanying prospectus supplement <u>and the statement of additional information</u> are excluded from the safe harbor protection provided by section 27A of the Securities Act of 1933, as amended (the '1933 Act')."

8.　　The first paragraph of disclosure captioned "Prospectus Summary - Distributions" discusses distribution history. Each Fund discloses in the first sentence that it has made regular distributions to its shareholders for a specified period. Specify the nature of the distribution (e.g., net investment income). The second sentence of this discussion in the Global Total Return prospectus discloses that: "Additionally, the Fund has made <u>periodic</u> distributions of long-term capital gains since inception." (Emphasis added.) Confirm that such distributions complied with §19(b) under the 1940 Act and Rule 19b-1 thereunder.

9.　　The second and third paragraphs under this caption discuss Global Total Return's current managed distribution policy and its efforts to obtain an SEC order to implement such a plan. The disclosure regarding its current policy indicates, among other things, that distributions may include net investment income, net realized short-term capital gain and, if necessary, return of capital; and that at times it may pay out more or less than the entire amount of income earned. Briefly state how the Fund expects the policy might change if the order is granted. Provide disclosure that distinguishes managed distributions from true yield and disclose any adverse tax implications of the Funds' current policies.

　　　The same disclosure discusses the possibility that the Fund's distributions may constitute returns of capital and that: "To the extent the Fund distributes an amount in excess of the Fund's current and accumulated earnings and profits, such excess, if any, will be treated by a shareholder for federal income tax purposes as a tax-free return of capital to the extent of the shareholder's adjusted tax basis in his, her or its shares and thereafter as a gain from the sale or exchange of such shares." With respect to such distributions, provide additional disclosure in the prospectus regarding i) the effect of a distribution on a shareholder's basis, and ii) if applicable, that a substantial amount of the distributions in any year will be a return of capital.

10.　　Disclosure in the fourth paragraph states: "<u>Since not all investors can participate</u> in the automatic dividend reinvestment plan, you should contact your broker or nominee to confirm that you are eligible to participate in the plan." (Emphasis added.) Explain why some investors may not participate in the plan.

11.　　The next sub-caption, "Investment Policies," contains disclosure which states that: "Under normal circumstances, the Fund will invest at least 30% of its managed assets in securities of foreign issuers." A foreign issuer is defined as a foreign government or a company organized under the laws of a foreign country. Some companies are incorporated in a foreign country, yet derive substantial revenue from, and have substantial assets in, the U.S. Will the Fund treat that company as a foreign issuer? If yes, disclose that fact and how it affects the global nature of an investment in the Fund.

12.　　The last paragraph under this sub-caption discloses that: "The Fund may invest in other securities of various types to the extent consistent with its investment objective." This policy suggests the Fund may acquire whatever it wants whether or not disclosed in the prospectus. Either delete this disclosure or explain its meaning to the staff.

13. Revise the introductory paragraph preceding the fee table so as to update the information presented therein as of October 2006.

14. Revise the fee table consistent with the following:

- in light of each Fund's planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (*See* Investment Company Act Release No. 27399 [June 20, 2006]),

- with respect to the management fee line item, add a footnote that explains how the Fund converts the advisory fee from managed to net assets,

- revise Footnote 3 by adding disclosure regarding the amount of leverage assumed to have been initiated during the period covered by the table. Further, any debt contemplated for the next succeeding year should be included in this calculation,

- with respect to the discussion in Footnote 5 for Convertible Opportunities and Convertible High Income regarding the adviser's agreement to waive fees, disclose that the adviser or an affiliate may not recapture any waived amounts and whether the waiver may be terminated at any time. Further, each footnote may only show the reduction applicable to the 2009 period and disclosure should be added to the footnote that explains how the calculation was converted to a net number,

- explain to the staff how such waivers and reimbursements are reflected in the example calculations for the 1, 3, 5, and 10 year periods, and

- delete Footnote 4, because it may confuse investors.

15. The second and third paragraphs of the discussion captioned "Investment Objective and Principal Investment Strategies - Principal Investment Strategies" disclose that the Fund will dynamically allocate its investments through all market cycles using multiple strategies, either separately or in combination. Reconcile this policy, which suggests fairly active turnover of securities, with the following disclosure sub-captioned "Portfolio Turnover": "Although the Fund does not purchase securities with a view to rapid turnover . . ."

16. If in connection with its global operations the Fund will engage in European as well as American style options, revise the option disclosure to discuss that policy.

17. The prospectus for each Fund, except Convertible Opportunities, contains the following disclosure: "*Other Income Securities*. The Fund may also invest in investment grade income securities. The Fund's investments in investment grade income securities may have fixed or variable principal payments and all types of interest rate and dividend

payment and reset terms, including . . ." The disclosure is vague. Clarify the type of securities involved and disclose the associated risks.

18.   Similarly, disclosure under the sub-caption "Principal Investment Strategies" in the Convertible Opportunities prospectus states that: "*Investments in Equity Securities.* Consistent with its objective, the Fund may invest in equity securities. Equity securities, such as common stock, generally represent an ownership interest in a company." Disclose the types of equity securities in which a Fund may invest.

19.   If appropriate, revise the disclosure captioned "REIT Risk" for both Convertible High Income and Convertible Opportunities to reflect any new risks associated with sub-prime loans and the current mortgage markets.

20.   Revise the disclosure captioned "Risk Factors – Additional Risks to Common Shareholders" to indicate that all leverage and related expenses are expenses paid solely by common shareholders.

21.   Revise the following disclosure to state specifically that the advisory fee creates a conflict of interest for Calamos: "Because Calamos' investment management fee is a percentage of the Fund's managed assets, Calamos' fee will be higher if the Fund is leveraged and Calamos will have an incentive to be more aggressive and leverage the Fund."

22.   Disclosure sub-captioned "Market Discount Risk" states the following: "Depending on the premium of the Fund's common shares, the Fund's net asset value may be reduced immediately following this offering by the offering costs for common shares, including the sales load, which will be borne entirely by all common shareholders." Explain the extent to which sales loads are expected to be born by common shareholders.

23.   Revise the disclosure captioned "Description of Securities – Common Shares" by adding the indicated underlined clause: "Common shares, when issued and outstanding, will be legally issued, fully paid and non-assessable." Further, clarify the following in the next sub-caption: "Under the 1940 Act, the Fund may only issue one class of preferred shares. So long as any preferred shares are outstanding, additional issuances of preferred shares must be of the same class as preferred shares and may not have preference or priority over the preferred shares upon the distribution of assets of the Fund." (Emphasis added.)

24.   In connection with a discussion of the Fund's policy that shareholders seeking to nominate trustees or transact other business at an annual meeting, disclosure captioned "Certain Provisions of The Agreement and Declaration of Trust and Bylaws," provides that: "Any notice by a shareholder must be accompanied by certain information as provided in the Bylaws." Briefly describe the nature of the information to be provided by shareholders.

Statement of Additional Information

25.   Disclosure sub-caption "Debt Securities" states that: "There are no restrictions as to the ratings of debt securities acquired by the Fund or the portion of the Fund's assets that may be invested in debt securities in a particular ratings category." Add this disclosure to the prospectus summary.

26.   Disclose the amount of assets which may be invested in Synthetic Foreign Money Market Positions and Structured Products. With respect to the latter, if the Fund's structured investments may include mortgage related investments or other investments materially effected by sub-prime mortgages, add appropriate risk disclosure.

27.   Disclosure under the sub-caption "Other Investment Companies" indicates that each Fund may invest in other investment companies subject to the limits in §12(d) of the 1940 Act and goes on to state that: "These limitations do not apply to the purchase of shares of money market funds . . ." Confirm to the staff that each Fund's transactions regarding money market funds has and will satisfy the conditions and requirements of Rule 12d1-1 under the 1940 Act.

28.   Disclosure regarding portfolio manager compensation captioned "Management of the Fund – Portfolio Managers" indicates that managers receive a discretionary target bonus. If the compensation is based on performance determined or measured relative to a benchmark, identify the benchmark and disclose the measuring period to be used to determine compensation.

<p style="text-align:center">*   *   *   *   *   *   *   *   *   *   *</p>

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statements.

Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filings. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of any preliminary prospectuses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Funds requests acceleration of the effective date of the pending registration statements, they should furnish letters, at the time of such request, acknowledging that

- each Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Wednesday, December 05, 2007